 Exhibit 99.24

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

May 17, 2021

Item 3:	News Release

A news release was disseminated on May 17, 2021 through Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company announced it has granted incentive stock options to a director of the Company to acquire 200,000 common shares in the capital of the Company at an exercise price of $8.62 in accordance with the Company’s 10% rolling incentive stock option plan.

Item 5:	Full Description of Material Change

The Company announced t has granted incentive stock options to a director of the Company to acquire 200,000 common shares in the capital of the Company at an exercise price of $8.62 (the “Options”) in accordance with the Company’s 10% rolling incentive stock option plan. The Options are exercisable for a five-year term expiring May 17, 2026. The grant of the Options is subject to disinterested shareholder approval and approval of the TSX Venture Exchange. The Company intends to seek such shareholder approval at its next annual meeting of shareholders.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director at 604.562.9664 or croberts@newfoundgold.ca.

Item 9:	Date of Report

May 26, 2021

Exhibit 99.21(b)

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

May 21, 2021

Item 3:	News Release

A news release was disseminated on May 21, 2021 through Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company announced assay results from an additional four holes drilled at the Keats Zone. These holes were drilled as part of the Company’s ongoing 200,000m diamond drill program at its 100%-owned Queensway Project located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached as schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director at 604.562.9664 or croberts@newfoundgold.ca.

Item 9:	Date of Report

May 26, 2021

Schedule “A”

New Found Intercepts 146.2 g/t Au over 25.6m in

65m step-out to South at Keats, Extends High-Grade

Zone to 425m Down-Plunge

Vancouver, BC, May 21, 2021: New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, OTC: NFGFF) is pleased to announce assay results from an additional four holes drilled at the Keats Zone (“Keats”). These holes were drilled as part of the Company’s ongoing 200,000m diamond drill program at its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Highlights

•	Highlights include:

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-131	27.70	32.65	4.95	7.75	Keats Main
Within	27.70	49.80	22.10	2.31
NFGC-21-133	44.00	46.00	2.00	11.26	Keats Main
NFGC-21-139	80.00	82.45	2.45	5.30	Keats Main
And	153.60	155.70	2.10	2.05	Keats FW
NFGC-21-182	291.00	316.60	25.60	146.24
Within	285.85	321.25	35.40	106.20	Keats Main
And	345.00	361.90	16.90	1.07

*Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 60% to 80% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging. This table shows highlight intervals, a number of these holes returned additional intervals of gold mineralization as reported in Table 2 below.

•	The interval of 146.2 g/t Au over 25.6m in NFGC-21-182 is a 65m down-plunge step-out to the south from the previously furthest south high-grade intercept (hole NFGC-21-143, 63.7 g/t Au over 8.4m and 16.9 g/t Au over 2.5m, see New Found news release April 27, 2021) and is the deepest assay interval returned to date at Keats (see Figure 1).

•	The high-grade zone at Keats has now been drill defined over 425m in the down-plunge direction. The zone remains open and step-out drilling is continuing to the south, vertically above and below this zone, and to the north.

Denis Laviolette President of New Found, stated: “The interval of 146.2g/t over 25.6m in hole NFGC-21-182 has a grade x width of over 3,700 g/t Au x m, the highest to date on this metric at Keats, benchmarked against a long list of outstanding holes. Very significantly, as a step out 65m down plunge and as the furthest down-plunge hole and the deepest assay interval returned to date at Keats, this hole demonstrates that the outstanding zone of high-grade gold at Keats is continuing and perhaps strengthening with depth. We couldn’t be more excited to be continuing to intercept such a phenomenal interval on such a large step-out down plunge at Keats and this continues to build our confidence that Keats is a very significant high-grade gold discovery. ”

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 1

Note: Au g/t x m calculations include all Keats Main intervals for each hole as reported in Table 2.

	Interval	Au		Interval	Au		Interval	Au		Interval	Au
Hole	(m)	(g/t)	Hole	(m)	(g/t)	Hole	(m)	(g/t)	Hole	(m)	(g/t)
19-01	19.0	92.9	20-38	5.8	19.8	20-56	32.3	6.2	21-103	3.5	19.3
20-18	7.9	24.1	20-40A	7.3	19.3	20-59	4.7	131.1	21-104	11.4	29.1
20-19	18.9	31.2	20-41	10.4	22.5	And	17.7	124.4	21-105B	2.0	41.8
20-21	18.4	15.8	And	15.9	31.4	21-74	4.1	45.6	21-118	13.7	61.8
20-23	41.4	22.3	20-43	18.2	10.0	21-79	7.9	22.7	21-119	7.0	15.6
20-26	6.9	44.5	20-45	13.8	28.4	21-80	39.1	25.8	21-122	9.2	106.5
20-28	4.1	40.1	And	3.3	20.6	And	2.3	41.6	21-137	7.2	261.3
20-29	16.9	25.0	And	2.0	17.1	21-85	3.0	49.4	21-143	2.5	16.9
20-30	6.1	10.3	20-46	2.9	13.7	21-87	4.7	27.8	And	8.4	63.7
20-32	13.1	45.3	20-52	2.1	136.7	21-90	3.9	24.5	21-182	25.6	146.2
20-34	2.4	29.3	And	14.1	31.5	21-97	6.5	37.1
20-37	10.3	25.0	And	5.6	13.7	21-101	8.5	17.9

Figure 1. Keats Main Zone Long Section

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 2

Figure 2. Keats Plan View

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 3

Core Photos, Hole NFGC-21-182

Figure 3. Example gold mineralization from NFGC-21-182

From drill core interval between 285m and 321m down hole. Note that these photos are not intended to be representative of gold mineralization in hole NFGC- 21-182.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 4

Figure 3 (continued). Example gold mineralization from NFGC-21-182

From drill core interval between 285m and 321m down hole. Note that these photos are not intended to be representative of gold mineralization in hole NFGC- 21-182.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 5

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-131	9.65	11.85	2.20	1.00
And	27.70	32.65	4.95	7.75	Keats Main
Within	27.70	49.80	22.10	2.31
NFGC-21-133	44.00	46.00	2.00	11.26	Keats Main
And	65.75	71.00	5.25	1.79
NFGC-21-139	47.90	50.10	2.20	1.02
And	80.00	82.45	2.45	5.30	Keats Main
Within	80.00	88.90	8.90	2.19
And	153.60	155.70	2.10	2.05	Keats FW
NFGC-21-182	291.00	316.60	25.60	146.24
Within	285.85	321.25	35.40	106.20	Keats Main
And	345.00	361.90	16.90	1.07

Table 2: Summary of results reported in this release.

*Note that the host structures are interpreted to be steeply dipping and true widths are generally estimated to be 60% to 80% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-131	300	-45	138	658175	5427487
NFGC-21-133	300	-45	149	658166	5427465
NFGC-21-139	300	-45	170	658139	5427423
NFGC-21-182	300	-48	381	658181	5427196

Table 3: Location details of drill holes reported on in this release.

Sampling, Sub-sampling and Laboratory

True widths of the intercepts reported in this press release have yet to be determined but are estimated to be 60% to 80% of reported core lengths. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and calculated intervals are reported over a minimum length of 2 meters using a lower cut-off of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 6

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P.Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated May 21, 2021 by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 200,000m drill program at Queensway. Seven rigs are currently in operation at Queensway with the drill count planned to increase to ten rigs by Q2 2021. With a current working capital balance of approximately $79 million, New Found is well funded for this program.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Phone: (604) 562 9664

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 7

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to further the exploration and drilling on the Company’s Queensway gold project in Newfoundland. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “potential,” “goal,” “objective,” “prospective, “and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should1 occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s reports, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 8